UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Theresa Teng

Name:	Theresa Teng
Title:	Chief Financial Officer

Date: February 27, 2014

EXHIBIT INDEX

Exhibit 99.1 – Press Release

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2013 AND FULL YEAR 2013

SHANGHAI, CHINA — February 26, 2014 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the fourth quarter of 2013 and the full year ended December 31, 2013.

FOURTH QUARTER 2013 FINANCIAL HIGHLIGHTS

•	Net revenues in the fourth quarter of 2013 were US$45.4 million, an 81.1% increase from the corresponding period in 2012.

•	Income from operations in the fourth quarter of 2013 was US$13.3 million, a 96.1% increase from the corresponding period in 2012.

•	Operating margin in the fourth quarter of 2013 was 29.2%, compared to 27.0% in the corresponding period in 2012.

•	Net income attributable to Noah shareholders in the fourth quarter of 2013 was US$13.4 million, a 111.0% increase from the corresponding period in 2012. Non-GAAP[1] net income attributable to Noah shareholders in the fourth quarter of 2013 was US$14.6 million, a 92.6% increase from the corresponding period in 2012.

•	Net income per basic and diluted ADS in the fourth quarter of 2013 were both US$0.24. Non-GAAP net income per diluted ADS in the fourth quarter of 2013 was US$0.26.

FULL YEAR 2013 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2013 were US$163.8 million, an 88.9% increase from 2012.

•	Income from operations in the full year 2013 was US$60.6 million, a 134.4% increase from 2012.

•	Operating margin in the full year of 2013 was 37.0%, compared to 29.8% in 2012.

•	Net income attributable to Noah shareholders in the full year 2013 was US$51.4 million, a 125.3% increase from 2012. Non-GAAP net income attributable to Noah shareholders in the full year 2013 was US$56.7 million, a 111.3% increase from 2012.

•	Net income per basic and diluted ADS in the full year 2013 were US$0.94 and US$0.92, respectively. Non-GAAP net income per diluted ADS in the full year 2013 was US$1.01.

FOURTH QUARTER 2013 AND FULL YEAR 2013 OPERATIONAL HIGHLIGHTS

•	Total number of registered clients as of December 31, 2013 increased by 32.7% year-over-year to 53,501; this figure includes 51,278 registered individual clients, 2,106 registered enterprise clients and 117 wholesale clients that have entered into cooperation agreements with the Company.

•	Active clients[2] during the fourth quarter of 2013 were 2,927, a 78.9% increase from the corresponding period in 2012. The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2013 was RMB11.4 billion (approximately US$1.9 billion)[3], an 81.0% increase from the corresponding period in 2012. Of this aggregate value, fixed income products accounted for 83.5%, private equity fund products accounted for 11.6%, and other products, including mutual fund products, private securities investment funds and insurance products, accounted for 4.9%. The average transaction value per client[4] in the fourth quarter of 2013 was RMB3.9 million (approximately US$0.6 million), a 1.2% increase from the corresponding period in 2012.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

•	Coverage network as of December 31, 2013 included 57 branches, up from 56 branches as of September 30, 2013 but remained the same as December 31, 2012. The number of relationship managers was 569 as of December 31, 2013, up from 459 as of December 31, 2012 and 540 as of September 30, 2013.

•	Active clients for the full year 2013 were 6,445, a 55.2% increase from 2012. The aggregate value of wealth management products distributed by the Company for the full year 2013 was RMB44.5 billion (approximately US$7.2 billion), a 77.1% increase from 2012. Of this aggregate value, fixed income products accounted for 80.3%, private equity fund products accounted for 14.4%, and other products, including mutual fund products, private securities investment funds and insurance products, accounted for 5.3%. The average transaction value per client for the full year 2013 was RMB6.9 million (approximately US$1.1 million), a 14.1% increase from 2012, primarily because individual clients purchased more products distributed by us when their previously purchased products matured.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “The strong performance in the fourth quarter and full year 2013 reflects the steady expansion in business scale and improvement in overall management efficiency. We continued to enhance our asset management capability while growing our wealth management business. Looking forward, Noah will focus on further diversifying product mix to provide comprehensive financial services to high net worth individual and institutional clients, which are expected to strengthen our competitive advantage.” Ms. Wang continued, “With effective strategy and necessary resources, we believe we are well-positioned to expand our business in 2014 to secure long-term sustainable growth.”

Ms. Theresa Teng, Chief Financial Officer, said, “In 2013, both transaction value and net revenues grew significantly while operating efficiency and profitability also improved year over year. As a result, our full year non-GAAP net income exceeded our forecast. We are confident that our business will continue to contribute growth and profitability in 2014.”

FOURTH QUARTER 2013 AND FULL YEAR 2013 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2013 were US$45.4 million, an 81.1% increase from the corresponding period in 2012, due to increases in both one-time commission revenues and recurring service fees for the fourth quarter of 2013.

Net revenues from one-time commissions for the fourth quarter of 2013 were US$18.6 million, a 60.6% increase from the corresponding period in 2012. The year-over-year increase for the fourth quarter of 2013 was primarily due to an increase in transaction value, despite a decrease in average commission rate.

Net revenues from recurring service fees for the fourth quarter of 2013 were US$25.4 million, a 93.2% increase from the corresponding period in 2012. The year-over-year increase for the fourth quarter of 2013 was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company since the second half of 2012.

Net revenues for the full year 2013 were US$163.8 million, an 88.9% increase from 2012, due to increases of US$44.0 million in net revenues from recurring service fees and US$28.3 million in net revenues from one-time commissions for the full year 2013.

Net revenues from one-time commissions for the full year 2013 were US$74.5 million, a 61.3% increase from 2012. The year-over-year increase for the full year 2013 was primarily due to an increase in transaction value, despite a decrease in average commission rate.

Net revenues from recurring service fees for the full year 2013 were US$83.6 million, a 111.1% increase from 2012. The year-over-year increase for the full year 2013 was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company since the second half of 2012.

Operating Margin

Operating margin for the fourth quarter of 2013 was 29.2%, as compared to 27.0% for the corresponding period in 2012. Operating margin for the full year 2013 was 37.0%, as compared to 29.8% for 2012. The year-over-year increases for the fourth quarter of 2013 and the full year 2013 were driven by growth of net revenues exceeding the growth of operating cost and expenses.

Operating cost and expenses for the fourth quarter of 2013, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$32.2 million, a 75.6% increase from the corresponding period in 2012. Operating cost and expenses for the full year 2013 were US$103.2 million, a 69.6% increase from 2012. The year-over-year increases for the fourth quarter of 2013 and the full year 2013 were primarily due to the Company’s expansion.

Cost of revenues for the fourth quarter of 2013 totaled US$10.0 million, a 109.9% increase from the corresponding period in 2012. Cost of revenues for the full year 2013 totaled US$34.2 million, a 90.1% increase from 2012. The year-over-year increases for the fourth quarter of 2013 and the full year 2013 were primarily due to increases in compensation expenses paid to relationship managers as a result of the increase in transaction value.

Selling expenses for the fourth quarter of 2013 were US$11.3 million, a 47.8% increase from the corresponding period in 2012. The year-over-year increase for the fourth quarter of 2013 was primarily due to increases in personnel expenses, professional consulting fees and recruiting expenses. Selling expenses as a percentage of net revenues for the fourth quarter of 2013 was 24.8%, as compared to 30.4% for the corresponding period in 2012. Selling expenses for the full year 2013 were US$38.2 million, a 39.7% increase from 2012. The year-over-year increase for the full year 2013 was primarily due to increases in personnel expenses, professional consulting fees and share-based compensation expenses as we strengthened our selling and marketing functions.

G&A expenses for the fourth quarter of 2013 were US$10.9 million, a 76.2% increase from the corresponding period in 2012. The year-over-year increase for the fourth quarter of 2013 was primarily due to increases in professional fees, personnel expenses and depreciation expenses for property and equipment. G&A expenses as a percentage of net revenues for the fourth quarter of 2013 was 23.9%, as compared to 24.6% for the corresponding period in 2012. G&A expenses for the full year 2013 were US$36.2 million, an 82.3% increase from 2012. The year-over-year increase for the full year 2013 was primarily due to increases in personnel expenses, professional fees and rental expenses.

Other operating income for the fourth quarter of 2013 was US$16.7 thousand, as compared to US$0.3 million for the corresponding period in 2012. Other operating income for the full year 2013 was US$5.3 million, as compared to US$4.3 million for 2012. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2013 were US$2.0 million, a 27.3% decrease from the corresponding period in 2012. The year-over-year decrease for the fourth quarter of 2013 was primarily due to the utilization of net operating loss carried from prior years. Income tax expenses for the full year 2013 were US$16.3 million, an 81.1% increase from US$9.0 million in 2012. The increase for the full year 2013 was primarily due to an increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the fourth quarter of 2013 was US$13.4 million, a 111.0% increase from the corresponding period in 2012. Net margin for the fourth quarter of 2013 was 30.7%, as compared to 25.6% for the corresponding period in 2012. Net income per basic and diluted ADS for the fourth quarter of 2013 were both US$0.24, as compared to US$0.12 for the corresponding period in 2012. Net income attributable to Noah shareholders for the year 2013 was US$51.4 million, a 125.3% increase from 2012. Net margin for the year 2013 was 32.4%, as compared to 26.4% for 2012. Net income per basic and diluted ADS for the year 2013 were US$0.94 and US$0.92, respectively, as compared to US$0.41 for 2012

Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2013 was US$14.6 million, a 92.6% increase from the corresponding period in 2012. Non-GAAP net margin for the fourth quarter of 2013 was 32.0%, as compared to 30.1% for the corresponding period in 2012. Non-GAAP net income per diluted ADS for the fourth quarter of 2013 was US$0.27, as compared to US$0.14 for the corresponding period in 2012. Non-GAAP net income attributable to Noah shareholders for the year 2013 was US$56.7 million, a 111.3% increase from 2012. Non-GAAP net margin for the year 2013 was 34.6%, as compared to 30.9% for 2012. Non-GAAP net income per diluted ADS for the year 2013 was US$1.01, as compared to US$0.48 for 2012.

Balance Sheet and Cash Flow

As of December 31, 2013, the Company had US$196.1 million in cash and cash equivalents, an increase of US$29.8 million from US$166.3 million as of September 30, 2013. In the fourth quarter of 2013, the Company generated US$43.9 million from its operating activities and used a net US$16.0 million in investing activities, mostly related to origination of loans. In the fourth quarter of 2013, the Company received US$0.4 million from third-party minority investments in PRC affiliated entities of the Company.

2014 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2014 is expected to be in a range of US$72.0 million and US$76.0 million, representing a year-over-year increase in the range of 27.0% and 34.1%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Wednesday, February 26, 2014 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 9:00 am (Hong Kong, Thursday, February 27, 2014) to discuss its fourth quarter 2013 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

Toll Free
United States	+1-877-870-4263
China	4001-201203
Hong Kong	###-##-####
International	+1-412-317-0790

Conference ID #	10041165

A telephone replay will be available shortly after the call until March 5, 2014 at +1-877-344-7529 (US Local Toll) or +1-412-317-0088 (International). Conference ID # 10041165.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With 569 relationship managers in 56 branch offices as of December 31, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2014 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	September 30, 2013	December 31, 2013
	$	$
Assets
Current assets:
Cash and cash equivalents	166,336,755	196,113,315
Restricted cash	163,399	165,188
Short-term investments	34,347,091	28,187,406
Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2013 and December 31, 2013	18,241,359	8,472,013
Loans receivable	—	15,364,240
Deferred tax assets	1,236,928	784,063
Amounts due from related parties	16,379,833	8,924,824
Other current assets	7,058,025	4,695,947

Total current assets	243,763,390	262,706,996

Long-term investments	4,796,569	13,678,182
Investment in affiliates	14,210,415	14,742,364
Property and equipment, net	9,037,302	9,412,313
Non-current deferred tax assets	1,128,667	1,494,769
Other non-current assets	926,016	1,220,033

Total Assets	273,862,359	303,254,657

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	21,875,324	29,495,181
Income tax payable	4,413,278	2,559,614
Amounts due to related parties	—	1,021
Deferred revenues	12,652,237	15,530,968
Other current liabilities	12,340,357	15,226,226

Total current liabilities	51,281,196	62,813,010

Non-current uncertain tax position liabilities	1,596,504	1,650,399
Other non-current liabilities	3,440,302	3,596,295

Total Liabilities	56,318,002	68,059,704

Equity	217,544,357	235,194,953

Total Liabilities and Equity	273,862,359	303,254,657

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2012	December 31, 2013	Change
	$	$
Revenues:
Third-party revenues	15,183,802	26,748,404	76.2%
Related party revenues	11,376,781	21,320,832	87.4%

Total revenues	26,560,583	48,069,236	81.0%
Less: business taxes and related surcharges	(1,471,202)	(2,624,299)	78.4%

Net revenues	25,089,381	45,444,937	81.1%

Operating cost and expenses:
Cost of revenues	(4,780,493)	(10,033,292)	109.9%
Selling expenses	(7,629,050)	(11,277,281)	47.8%
General and administrative expenses	(6,165,242)	(10,862,601)	76.2%
Other operating income	261,020	16,686	(93.6%)

Total operating cost and expenses	(18,313,765)	(32,156,488)	75.6%

Income from operations	6,775,616	13,288,449	96.1%

Other income:
Interest income	708,777	1,134,154	60.0%
Investment income	769,371	890,285	15.7%
Other income	242,545	202,683	(16.4%)

Total other income	1,720,693	2,227,122	29.4%

Income before taxes and loss from equity in affiliates	8,496,309	15,515,571	82.6%
Income tax expense	(2,744,450)	(1,995,926)	(27.3%)
Income from equity in affiliates	678,090	444,244	(34.5%)

Net income	6,429,949	13,963,889	117.2%
Less: net income attributable to non-controlling interests	82,653	571,011	590.9%

Net income attributable to Noah Shareholders	6,347,296	13,392,878	111.0%

Income per ADS, basic	0.12	0.24	100.0%
Income per ADS, diluted	0.12	0.24	100.0%
Margin analysis:
Operating margin	27.0%	29.2%
Net margin	25.6%	30.7%
Weighted average ADS equivalent: [1]
Basic	54,976,942	55,187,820
Diluted	55,457,310	56,456,470
ADS equivalent outstanding at end of period	54,868,777	55,296,131

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

	Twelve months ended
	December 31, 2012 (audited)	December 31, 2013 (unaudited)	Change

	$	$
Revenues:
Third-party revenues	65,780,848	95,989,067	45.9%
Related party revenues	25,982,724	77,329,868	197.6%

Total revenues	91,763,572	173,318,935	88.9%
Less: business taxes and related surcharges	(5,068,066)	(9,547,102)	88.4%

Net revenues	86,695,506	163,771,833	88.9%

Operating cost and expenses:
Cost of revenues	(17,971,305)	(34,171,166)	90.1%
Selling expenses	(27,338,878)	(38,203,389)	39.7%
General and administrative expenses	(19,835,319)	(36,150,593)	82.3%
Other operating income	4,295,029	5,323,670	23.9%

Total operating cost and expenses	(60,850,473)	(103,201,478)	69.6%

Income from operations	25,845,033	60,570,355	134.4%

Other income(expenses):
Interest income	2,451,731	3,302,545	34.7%
Investment income	3,044,856	3,924,457	28.9%
Other income (expense) income	(70,166)	312,140	(544.9%)

Total other income	5,426,421	7,539,142	38.9%

Income before taxes and loss from equity in affiliates	31,271,454	68,109,497	117.8%
Income tax expenses	(8,979,649)	(16,263,292)	81.1%
Income from equity in affiliates	617,361	1,191,833	93.1%

Net income	22,909,166	53,038,038	131.5%
Less: net income attributable to non-controlling interests	82,712	1,602,867	1837.9%

Net income attributable to Noah Shareholders	22,826,454	51,435,171	125.3%

Income per ADS, basic	0.41	0.94	129.3%
Income per ADS, diluted	0.41	0.92	124.4%
Margin analysis:
Operating margin	29.8%	37.0%
Net margin	26.4%	32.4%
Weighted average ADS equivalent: [2]
Basic	55,502,670	54,960,300
Diluted	56,147,462	56,016,772

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	December 31, 2012	December 31, 2013	Change
	$	$
Net income attributable to Noah Shareholders	6,429,949	13,963,889	117.2%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,018,175	1,972,903	93.8%

Comprehensive income	7,448,124	15,936,792	114.0%
Less: Comprehensive income attributable to non-controlling interests	89,633	680,006	658.7%

Comprehensive income attributable to Noah Shareholders	7,358,491	15,256,786	107.3%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

	Twelve months ended
	December 31, 2012 (audited)	December 31, 2013 (unaudited)	Change

	$	$
Net income	22,909,166	53,038,038	131.5%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,370,387	4,508,372	229.0%

Comprehensive income	24,279,553	57,546,410	137.0%
Less: Comprehensive income attributable to non-controlling interests	116,371	1,880,168	1515.7%

Comprehensive income attributable to Noah Shareholders	24,163,182	55,666,242	130.4%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of		Change
	December 31, 2012	December 31, 2013

Number of registered clients	40,305	53,501	32.7%
Number of relationship managers	459	569	24.0%
Number of branch offices	57	57	0.0%

	Three months ended		Change
	December 31, 2012	December 31, 2013
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	1,636	2,927	78.9%
Transaction value:
Fixed income products	5,051	9,502	88.1%
Private equity fund products	1,222	1,315	7.6%
Other products, including mutual fund products, private securities investment funds and insurance products	13	560	4207.7%

Total transaction value	6,286	11,377	81.0%

Average transaction value per client	3.84	3.89	1.3%

	Twelve months ended		Change
	December 31, 2012	December 31, 2013
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,152	6,445	55.2%
Transaction value:
Fixed income products	17,199	35,709	107.6%
Private equity fund products	7,051	6,426	(8.9%)
Other products, including mutual fund products, private securities investment funds and insurance products	872	2,352	169.7%

Total transaction value	25,122	44,487	77.1%

Average transaction value per client	6.05	6.90	14.1%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2012	December 31, 2013	Change

	$	$
Net margin	25.6%	30.7%
Adjusted net margin (non-GAAP)*	30.5%	33.3%

Net income attributable to Noah Shareholders	6,347,296	13,392,878	111.0%
Adjustment for share-based compensation related to:
Share options	94,600	37,989
Restricted shares	1,118,230	1,127,234

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	7,560,126	14,558,101	92.6%

Net income attributable to Noah Shareholders per ADS, diluted	0.12	0.24	100.0%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	0.14	0.26	85.7%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2012	December 31, 2013	Change
	$	$
Net margin	26.4%	32.4%
Adjusted net margin (non-GAAP)*	31.0%	35.6%

Net income attributable to Noah Shareholders	22,826,454	51,435,171	125.3%
Adjustment for share-based compensation related to:
Share options	1,437,201	205,699	(85.7%)
Restricted shares	2,561,347	5,040,248	96.8%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	26,825,002	56,681,118	111.3%

Net income attributable to Noah Shareholders per ADS, diluted	0.41	0.92	124.4%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	0.48	1.01	110.4%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.